UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	18 November 2022
Release Number	38/22

OZ MINERALS BOARD INTENDS TO RECOMMEND BHP’S REVISED PROPOSAL

BHP has submitted a revised non-binding indicative proposal to the Board of OZ Minerals Limited (OZL) to acquire 100% of OZL by way of a scheme of arrangement for a cash price of A$28.25 per OZL share (the Revised Proposal). This offer price represents the best and final price BHP is willing to offer under the Revised Proposal, in the absence of a competing proposal.

The OZL Board has confirmed to BHP that it intends to unanimously recommend the Revised Proposal to OZL shareholders as being in the best interests of OZL shareholders in the absence of a superior proposal subject to the parties entering into a binding scheme implementation agreement (SIA) following completion of BHP’s confirmatory due diligence and an independent expert concluding that the Revised Proposal is in the best interests of OZL shareholders.

The Revised Proposal price of A$28.25 per share corresponds to an enterprise value of A$9.6 billion1 for OZL and represents a significant and attractive premium of:

•	49.3% to OZL’s closing price of A$18.92 per share on 5 August 2022, being the last trading day prior to the initial proposal by BHP;

•	59.8% to OZL’s 30-day VWAP of A$17.67 per share up to and including 5 August; and

•	a 13.0% increase to BHP’s original offer price of A$25.00 per share.

OZL may pay a franked dividend to OZL shareholders prior to the transaction being implemented. The cash consideration price under the Revised Proposal will be reduced by the cash component of any dividends or return of capital paid by OZL before the date of the implementation of the Revised Proposal.

BHP has entered into a Confidentiality and Exclusivity Deed with OZL in relation to the Revised Proposal. Under the Confidentiality and Exclusivity Deed, OZL has granted BHP 4 weeks to undertake exclusive confirmatory due diligence and negotiate a binding SIA reflecting the key terms of the Revised Proposal. The 4 week period is expected to commence on or around Monday 21 November 2022.

BHP Chair, Ken MacKenzie said:

“BHP’s proposal would provide value to BHP shareholders by increasing exposure to future facing commodities, attractive synergies and adding to our pipeline of growth options.”

BHP CEO Mike Henry said:

“BHP’s proposal represents a highly compelling offer for OZL shareholders, providing certainty at a time of macroeconomic uncertainty and market volatility, and increasing risks for the industry.

[1]	Based on OZL’s fully diluted shares on issue of 336.8 million (inclusive of 2.1 million performance rights) and net debt of A$84 million as at 30 September 2022.

“The combination of BHP and OZL’s assets, skills and technical expertise provides a unique opportunity not available under separate ownership, with complementary resources including the Oak Dam exploration prospect and existing facilities within close proximity, backed by BHP’s strong balance sheet, capital discipline and commitment to sustainable development.”

Attractive Strategic Rationale

The proposed transaction is expected to deliver significant value creation for both BHP and OZL shareholders.

Benefits to OZL shareholders and other stakeholders include:

•	Significant and attractive premium: OZL shareholders would receive an offer price significantly above trading levels and average broker price targets, prior to BHP’s initial proposal on 5 August 2022;

•

Value: the Revised Proposal delivers full and fair value at a level that rewards OZL shareholders for the attractive long term market fundamentals for copper and nickel, OZL’s growth pipeline and the unique synergy value available to BHP;

•	Cash certainty: the Revised Proposal provides cash certainty at a time of increased market volatility in the global base metals industry; and

•

Workforce: BHP expects to retain the vast majority of the OZL team who would become part of a much larger organisation with access to industry-leading employee benefits including training programs, flexible work options and career progression opportunities both domestically and internationally across a suite of commodities.

Benefits to BHP shareholders include:

•

Increased exposure to future facing commodities: The acquisition would add copper and nickel resources that are essential to support the global megatrends of decarbonisation and electrification. This is consistent with BHP’s strategy to deliver long term value and returns through owning a portfolio of world class assets with exposure to highly attractive commodities that benefit from global mega- trends.

•

Attractive synergies: Creation of a South Australian copper basin which could unlock potential operational synergies due to the proximity of OZL’s Carrapateena and Prominent Hill operations with BHP’s existing Olympic Dam asset and Oak Dam development resource.

•

Growth options: OZL brings attractive brownfield copper expansion projects at Prominent Hill and Carrapateena in South Australia. The West Musgrave project will add a large greenfield nickel option to BHP’s Nickel West premier nickel sulphide resource position in Western Australia.

Conditions to the Revised Proposal

The Revised Proposal is subject to certain conditions including completion of due diligence to the satisfaction of BHP, entry into an SIA, and a unanimous recommendation from the OZL Board that shareholders vote in favour of the Revised Proposal in the absence of a superior proposal and an independent expert concluding that the Revised Proposal is in the best interests of OZL shareholders. If the conditions are satisfied and the Revised Proposal proceeds, completion of the transaction will also be subject to conditions expected to include receipt of approvals from regulators in relevant jurisdictions, OZL shareholder approval, Australian court approval of the scheme of arrangement, no material adverse change in relation to OZL, no prescribed occurrences and other conditions customary for a transaction of this nature.

There is no guarantee that any transaction will eventuate or proceed at this stage. BHP will continue to focus on its pipeline of organic development opportunities and demonstrate a capital disciplined approach in relation to acquisition opportunities.

BHP will continue to update the market on the Revised Proposal in accordance with its continuous disclosure obligations.

About OZL

OZL is an Australian based mining and exploration company with a portfolio of operating and development stage projects. OZL’s primary activities in Australia consist of the operating Prominent Hill and Carrapateena underground copper-gold mines in South Australia, and the West Musgrave copper-nickel development project in Western Australia. OZL also operates the Carajás East copper-gold hub in the Para state of Brazil and exploration activities both in Australia and internationally.

Additional information about OZL, including its ASX filings, are available in electronic form from its website (www.ozminerals.com).

Authorised for lodgement by:
Stefanie Wilkinson
Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 (416) 518-6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

Disclaimer and important notice

Forward-looking statements

This announcement may contain forward-looking statements, including statements regarding the Revised Proposal and related transactions, such as the expected timing and benefits. Words such as ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions identify forward-looking statements. Forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, including those associated with the industries in which BHP and OZL operate. Many of these risks are beyond the control of BHP and its related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives. It is believed that the expectations reflected in forward-looking statements are reasonable, but they may be affected by a range of variables which could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates. Except as required by applicable regulations or law, BHP assumes no obligation, and does not undertake, to update any forward-looking statements or information regularly in part or whole.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Revised Proposal, OZL’s operations or BHP’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this announcement. To the maximum extent permitted by law, none of BHP, its directors, employees, agents or advisers, nor any other person accepts any liability for any loss arising from the use of this announcement or its contents or otherwise arising in connection with it.

Limitation of information in relation to OZL

All information in this announcement in relation to OZL has been sourced from publicly available information in respect of OZL. BHP has conducted public due diligence in relation to the Revised Proposal, but has not independently verified such information and, to the maximum extent permitted by law, makes no representation or warranty, expressed or implied, as to the fairness, accuracy, correctness, completeness or adequacy of any information relating to OZL. Receipt of additional or updated information may change any forward-looking statements concerning OZL in this announcement. OZL may have a different interpretation of the underlying data and release other information to the market.

No offer or solicitation

This communication relates to the Revised Proposal between BHP and OZL. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Revised Proposal or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The person responsible for arranging the release of this announcement on behalf of BHP is Stefanie Wilkinson, Group Company Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 18, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary